SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Novo Mercado February 2026 Information Security Guidelines This presentation has been prepared by the Company for the sole purpose of providing its shareholders with additional detailsregarding the matters to be deliberated at the Company’s Extraordinary General Meeting (“EGM”), at the Special Meeting of Holders of Class A1 Preferred Shares (“AGESP PNA1”), and at the Special Meeting of Holders of Class B1 Preferred Shares (“AGESP PNB1”and, together with the EGM and AGESP PNA1, the “Meetings”). This material is purely explanatory and informational in nature and should not, under any circumstances, be interpreted as a recommendation or guidance for shareholders to vote in any particular manner or to support any specific proposal submitted for deliberation at the Meetings. Each shareholder is solely responsible for independently evaluating the matters included on theagenda and deciding how to exercise their voting rights at the Meetings. This presentation does not replace or prevail over the official convening documents of the Meetings, including the notices ofcall, management proposals, and distance voting ballots, which contain the complete and detailed information regarding the matters to be resolved and the formal instructions for exercising voting rights. Shareholders are therefore strongly encouraged to carefully read those documents prior to participating in the Meetings. The Company assumes no responsibility, whether direct or indirect, for any voting decisions made by shareholders based on theinformation contained in this presentation, nor does it guarantee or assure any outcome resulting from the exercise of votingrights. Novo Mercado Benefits of Novo Mercado Migration Characteristics of AXIA Energia’s shares Assumptions for the exchange ration Proposed structure for the conversion Track record of consistent delivery Why migrate now? Post-migration scenario Agenda Novo Mercado Novo Mercado 55% Share of B3’s daily trading volume¹ R$11.2 Billions in traded financial volume¹ 190 Companies listed in the segment Forshareholders,thelistingensuresbalancedvotingrights,stricttransparencyrules,andincentivesforprofessionalmanagement For companies, it provides investor attraction, improved ESG ratings, greater liquidity by unifying share classes, and the potential risk perception and cost of capitalreduction 1 December2025 The Novo Mercado is the highest level of corporate governance for companies listed on B3 Benefits of Novo Mercado migration NovoMercado EnhancedshareliquidityforAXIAEnergia Governance—listinginthehighestcorporategovernancesegment Politicalrights—fullvotingrights–oneshare,onevote Alignmentofeconomicrights—equaldividendsforallshareholders Optimizedcapitalallocationframework(dividends,sharebuybacks) ImprovedESGratingsandpotentialattractionofnewinvestors 5 CharacteristicsofAXIAEnergia’sshares Characteristics PNA1 PNB1 ON PNC Current Shareholding Structure 6 • Liquidity–mostliquidshares-thecommonshare(ON)represents4.2%andtheClassCpreferredshare(PNC)1.2%oftheIbovespaindex • Fullvotingrights–onallmatters • Electionof6BoardofDirectorsmembers+3FiscalCouncil • Economicrights • Mandatoryminimumdividends • Privatization-relatedPoisonpill1 • Reducedliquidity–thePNAshareshavenoliquidity,andthePNBsharesrepresent0.6%oftheIbovespaindex • Restrictedvotingrights–limitedtolegalandbylaw/definedcircumstances • Separateelectionforholdersofnon-votingpreferredshares,for1memberoftheBoardofDirectors+1memberoftheFiscalCouncil • Economicrights • Prioritydividend:PNA–8%peryear,basedonthecapitalofthatclass,andPNB–6%peryear,basedonthecapitalofthatclass • Dividendatleast10%higherthanthatoftheONandPNCshares • 100%tagalong ¹exceeding 30% –at least 100% above the highest trading price of the common shares over the last 504 trading sessions, adjustedby the SELIC rateexceeding 50% –at least 200% above the highest trading price of the common shares over the last 504 trading sessions, adjusted by the SELIC rate Methodology used: discounted dividend flow -Dividend Discount Model (DDM) Assumptions for the PN/ON exchange ratio Assumptions 7 Balance the economic and political interests of shareholders Acknowledge the distinct economic treatment of PNA1/PNB1 (dividends) Proposed structure for the conversion to the Novo Mercado segment Proposal 8 PNA1 PNB1 ON PNC 1 PNA1 or PNB1 1.1 ON The proposalacknowledges the current distinct economic treatment of preferred shareholders, who receive a dividend premium at least 10% higher than that paid to the common shareholders Achievements 9 ✓ Improvement in the liability management –Compulsory Loan ✓ Resumptionofinvestmentsstartingin2023–CoxilhaNegra and TNE ✓ Cost Restructuring ✓ Resolution of Amazonas Energia’s default issue ✓ Simplification of the corporate structure –incorporation of Furnas ✓ Ratification of the Agreement with the Government(ADI) ✓ Completion of the financial RBSE review ✓ Sale of the EMAE stake ✓ Sale ofEletronuclear ✓ Completion of the thermal power plants divestment Themigration proposal follows a track record of consistent delivery since 2022 Why migrate now ? Advances in AXIA Energia’s governance and management, combined with the current environment of the power sector and the capital markets, provide the Company with an opportunity to migrate to the Novo Mercado segment, in line with its trajectory of institutional evolution Listing in the highest corporate governance segment Simplification of the shareholder base Novo Mercado Greater liquidity One share one vote Share price > book value 10 Potential attraction of new investors Migration to the Novo Mercado–Alternativepost-migration scenarios (Conversion or Maintenanceof PNA1) Scenarios Actual shareholder structure Scenario A Scenario B Post-conversion shareholding structure for PNA1 and PNB, subject to the approvals at each shareholders meetings (EGM and special meetings for PNA1 and PNB1) 11 PNA1 PNB1 ON PNC ON PNC PNA1 ON PNC If the special meeting of PNA1 shareholders (AGESP PNA1) does not approve the conversion, the PNA1 shares will remain in the Company’s shareholding structure, with the addition of voting rights, in accordance with the B3 waiver

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.